# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barings Capital Investment Corp, CIK 0001811972
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 SOUTH TRYON STREET, SUITE 2500, CHARLOTTE, North Carolina (NC), 28202
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-21-051548
Filed by CIK 0001735964

## Reporting persons
- Cliffwater Corporate Lending Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,603,417.4; sole dispositive power 0; shared dispositive power 4,312,844.8; aggregate amount beneficially owned 4,312,844.8 (13.4% of the class)
  Comment: 1 The Reporting Person has waived voting rights in excess of 4.99%
- Cliffwater LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,876,425.7; sole dispositive power 0; shared dispositive power 5,585,853.1; aggregate amount beneficially owned 5,585,853.1 (17.4% of the class)
- Nesbitt Stephen Lane: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,876,425.7; sole dispositive power 0; shared dispositive power 5,585,853.1; aggregate amount beneficially owned 5,585,853.1 (17.4% of the class)

## Item 1. Issuer
Name of issuer: Barings Capital Investment Corp
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, NC, 28202

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

(i) Cliffwater Corporate Lending Fund, a Delaware statutory trust (the "Fund");
(ii) Cliffwater LLC, a Delaware limited liability company (the "Adviser"); and
(iii) Stephen Nesbitt ("Mr. Nesbitt"), a U.S. citizen.

The Fund, the Adviser and Mr. Nesbitt are collectively referred to as the "Reporting Persons." The Fund is the direct holder of the securities of the Issuer. The Adviser is the investment adviser of the Fund and other managed accounts holding the issuer's securities. Mr. Nesbitt is the Chief Executive Officer of the Adviser.
Address of principal business office or, if none, residence:
The address of the principal business office of the Fund is c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212.

The address of the Adviser and Mr. Nesbitt is 4640 Admiralty Way, 11th floor, Marina del Rey, CA 90292.
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information in Rows 5-11 on the respective cover pages are incorporated by reference. The percent of class is based on 32,068,348.8 shares of common stock outstanding as of September 30, 2025. The Fund has waived voting rights in excess of 4.99%.
Percent of class: See Item 4(a)
Sole power to vote or to direct the vote: See Item 4(a)
Shared power to vote or to direct the vote: See Item 4(a)
Sole power to dispose or to direct the disposition: See Item 4(a)
Shared power to dispose or to direct the disposition: See Item 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund holds certain securities through a wholly-owned SPV.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cliffwater LLC, a registered investment adviser

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cliffwater Corporate Lending Fund: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer of Cliffwater LLC (11/14/2025)
- Cliffwater LLC: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer (11/14/2025)
- Nesbitt Stephen Lane: /s/ Stephen Nesbitt, Stephen Nesbitt (11/14/2025)